CLASS Y SHAREHOLDER SERVICE AGREEMENT

This agreement, dated as of July 11, 2002, is by and between AXP(R) Partners International Series, Inc., a Minnesota corporation, on behalf of its underlying series AXP(R) Partners International Core Fund and AXP(R) Partners International Small Cap Fund (the "Funds"), and American Express Financial Advisors Inc. ("AEFA"), the principal underwriter of the Funds, for services to be provided to shareholders of Class Y of the Funds by AEFA and other servicing agents.

AEFA represents that shareholders consider personal service a significant factor in their satisfaction with their investment. AEFA represents that fees paid by the Funds will be used to help shareholders thoughtfully consider their investment goals and objectively monitor how well the goals are being achieved.

The Funds agrees to pay AEFA 0.10 percent of the net asset value of Class Y. The Funds agrees to pay AEFA in cash within five (5) business days after the last day of each month.

AEFA agrees to provide the Funds annually a budget covering its expected costs and a quarterly report of its actual expenditures. AEFA agrees to meet with representatives of the Funds at their request to provide information as may be reasonably necessary to evaluate its performance under the terms of this agreement.

This agreement shall continue in effect for a period of more than one year so long as it is reapproved at least annually at a meeting called for the purpose of voting on the agreement by a vote, in person, of the members of the Board who are not interested persons of the Funds and have no financial interest in the operation of the agreement, and of all the members of the Board.

This agreement may be terminated at any time without payment of any penalty by a vote of a majority of the members of the Board who are not interested persons of the Funds and have no financial interest in the operation of the agreement, or by AEFA. The agreement will terminate automatically in the event of its assignment, as that term is defined in the Investment Company Act of 1940. This agreement may be amended at any time provided the amendment is approved in the same manner the agreement was initially approved and the amendment is agreed to by AEFA.

This agreement shall be governed by the laws of the State of Minnesota.

AXP PARTNERS INTERNATIONAL SERIES, INC.             AMERICAN EXPRESS
        AXP Partners International Core Fund        FINANCIAL ADVISORS INC.
        AXP Partners International Small Cap Fund



/s/ Leslie L. Ogg                                   /s/ Ward D. Armstrong
-----------------------                             ------------------------
    Leslie L. Ogg                                       Ward D. Armstrong
    Vice President                                      Senior Vice President --
                                                        Retirement Services and
                                                        Asset Management